March 14, 2007

VIA EDGAR AND E-MAIL

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Pamela Carmody, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance

Re:	Four Seasons Hotels Inc.
Schedule 13E-3
Filed by Four Seasons Hotels Inc., et al. on February 27, 2007
SEC File No. 5-52609

Dear Ms. Carmody:

     As special United States counsel to Four Seasons Hotels Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 9, 2007 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”). Our comments are being provided on behalf of the Company and the “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons.

Securities and Exchange Commission March 14, 2007 Page 2

     Revised disclosure in response to the Staff’s comments as described in this letter would be reflected in an amendment to the Schedule 13E-3, which we would expect to file with the Commission promptly upon completion of the Staff’s review. To facilitate your review, this letter includes each of the Staff’s comments from the Comment Letter in bold followed by a response. Terms not otherwise defined in this letter shall have the meaning ascribed to them in the Schedule 13E-3. References to Rules in this letter are references to the Rules and Regulations under the Securities Exchange Act of 1934 as amended, except to the extent otherwise specified.

Schedule 13E-3

1.	We note that the shares held by Triples Holdings Limited are beneficially owned by Mr. Isadore Sharp and members of his immediate family. What consideration was given to whether Mr. Anthony Sharp, a director of FSHI and a member of the Sharp family, is an affiliate of the company within the scope of Rule 13e-3(a)(1) and should be a “filing person” for the purposes of Schedule 13E-3?

We respectfully advise the Staff that the filing persons have considered the issue of whether Mr. Anthony Sharp should be a filing person and have concluded that the positions of Mr. Anthony Sharp with respect to Triples Holdings Limited (“Triples”) and the Company do not result in Mr. Anthony Sharp being “engaged” in the going-private transaction or his being a “filing person” for purposes of the Schedule 13E-3.

Mr. Anthony Sharp is a director of the Company. Nonetheless, as explained in more detail below, the filing persons submit that Mr. Anthony Sharp is not “engaged” in the going-private transaction by virtue of his interest in Triples or otherwise. As noted in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”), whether a particular affiliate of an issuer is “engaged” in a “going private” transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction.

1. Mr. Anthony Sharp is not an Affiliate of Triples.

Rule 13e-3(a)(1) defines an “affiliate” as a person who “controls, is controlled by, or is under common control with” another person. To determine what qualifies as “control” for the purposes of Rule 13e-3(a)(1), the Staff has long relied on Rule 12b-2, which defines “control” as the “power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Mr. Anthony Sharp is not a director or an officer of Triples. As disclosed in the Schedule 13E-3, the sole director of Triples is Isadore Sharp. Accordingly, Mr. Anthony Sharp does not have the ability to control the outcome of any matter

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considered by the board of directors of Triples. The only officers of Triples are Isadore Sharp (President) and Sarah Cohen (Secretary); Mr. Anthony Sharp holds no executive or managerial position with Triples. As a result, Mr. Anthony Sharp has no management role with respect to Triples by which he can make management decisions for Triples or on behalf of Triples.

In addition, Mr. Isadore Sharp owns 81.5213% of the voting rights of Triples. Mr. Anthony Sharp, on the other hand, owns a minority interest of 6.2979% of the voting rights of Triples. As such, Mr. Anthony Sharp is not able to control the outcome of actions by shareholders of Triples in an affirmative or negative manner. In sum, Mr. Anthony Sharp has no authority (or ability) to affect the management and policies of Triples.

Furthermore, Mr. Anthony Sharp, while the son of Mr. Isadore Sharp, is an adult who does not reside with Mr. Isadore Sharp or any other shareholder of Triples.

Therefore, the filing persons respectfully submit that Anthony Sharp is not an affiliate of Triples.

2. Mr. Anthony Sharp is not engaged in the Rule 13e-3 Transaction.

The ultimate decision for Triples to engage in the transaction was made by Mr. Isadore Sharp. Mr. Anthony Sharp did not direct or participate in the negotiations and discussions (on behalf of either the Company or Triples) leading to the pending going-private transaction. The negotiations, on behalf of Triples, were undertaken by Mr. Isadore Sharp and his counsel, without involvement on the part of Mr. Anthony Sharp. The negotiations, on behalf of the Company, were undertaken by senior management of the Company, of which Mr. Anthony Sharp is not a member, the Special Committee, of which Mr. Anthony Sharp at no time has been a member, and the legal and financial advisors to the Company and the Special Committee. As set forth in the Circular, Mr. Anthony Sharp abstained from the votes of the Board of Directors of the Company to approve the transaction and to recommend it to the shareholders of the Company.

Furthermore, as set forth in the Circular, Mr. Anthony Sharp owns a de minimis number of Limited Voting Shares and Options, outside of his indirect minority interest in Triples’ assets. Mr. Anthony Sharp will not acquire or own any shares of the acquisition vehicle (although he would have a residual, indirect economic interest through his minority interest in Triples).

Based on the facts and discussion presented above, the filing persons respectfully submit that Mr. Anthony Sharp is not “engaged” in the going-private transaction and, therefore, should not be deemed to be a “filing person” for purposes of the Schedule 13E-3.

Securities and Exchange Commission March 14, 2007 Page 4

Further, we note that Mr. William Gates, Mrs. Melinda Gates and the Bill and Melinda Gates Foundation Trust are the beneficial owners of shares held with Cascade Investment LLC. What consideration was given to whether the Gates’ and the Trust should be filing persons on the Schedule 13E-3?

In response to the Staff’s comment regarding what consideration was given to whether Mr. William H. Gates III, Mrs. Melinda French Gates and the Bill & Melinda Gates Foundation Trust (the “Trust”) should be filing persons on the Schedule 13E-3, the filing persons respectfully submit that they have considered the issue and concluded that none of Mr. Gates, Mrs. Gates or the Trust is an “affiliate” of the Company under Rule 13e-3(a)(1) and therefore is not required to be a filing person on Schedule 13E-3 under Rule 13e-3(d)(1). Furthermore, none of such persons is “engaged” in the pending “going private” transaction within the meaning of Rule 13e-3 and therefore none of Mr. Gates, Mrs. Gates or the Trust is required to file a statement on Schedule 13E-3.

Before discussing the analysis that supports the filing person’s conclusion, a clarification is necessary with respect to the Staff’s comment regarding beneficial ownership of the Company’s shares. We respectfully note that we have been advised that Mrs. Gates and the Trust are not beneficial owners of the Company’s shares held by Cascade Investment, L.L.C. (“Cascade”). We have been advised that the Trust owns 1,984,150 shares of the Company and Mr. and Mrs. Gates, as Co-Trustees of the Trust, may be deemed to be beneficial owners of those 1,984,150 shares under Rule 13d-3. Cascade separately owns 715,850 shares of the Company and only Mr. Gates, who is the sole member of Cascade, may be deemed to be a beneficial owner of the shares held by Cascade. Thus while Mr. Gates may be deemed a beneficial owner of the Company’s shares owned by Cascade, Mrs. Gates and the Trust are not, have never been, and can not be deemed to be beneficial owners of the shares owned by Cascade. This information has been previously disclosed on the Schedule 13D in respect of the Company’s shares filed on November 6, 2006 (and as amended thereafter) by Mr. Gates, Mrs. Gates, the Trust and Cascade (the “Cascade Schedule 13D”).

1. Rule 13e-3 Does Not Apply to Non-Affiliates of the Company.

Rule 13e-3(d)(1) requires “an issuer ... or an affiliate of such issuer” engaged in a Rule 13e-3 transaction to file a transaction statement on Schedule 13E-3. Rule 13e-3 does not, however, require an affiliate of the Rule 13e-3 “affiliate” to be a filing person if such person is not otherwise an affiliate of the issuer. Mr. Gates, Mrs. Gates and the Trust are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1).

Under the facts of the present case, none of Mr. Gates, Mrs. Gates or the Trust “control” the Company. Mr. Gates may be deemed to be the beneficial owner of Company shares held by the Trust and Company shares held by Cascade, which in the aggregate represent approximately 8.2% of the Company’s outstanding

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shares. Mrs. Gates may be deemed to be the beneficial owner of Company shares held by the Trust, which represents approximately 6.0% of the Company’s outstanding shares. None of Mr. Gates, Mrs. Gates or the Trust has the ability to appoint a director to the Company’s Board of Directors and none of Mr. Gates, Mrs. Gates or any representative of the Trust are, or have ever been, a director or officer of the Company. Cascade, which holds only approximately 2.2% of the Company’s outstanding shares and has no authority to appoint directors or otherwise affect the management and policies of the Company, would not be considered an “affiliate” of the Company absent its contractual relationship with the purchasing group, as discussed in Item 6 of the Cascade Schedule 13D.

Therefore, the filing persons respectfully submit that none of Mr. Gates, Mrs. Gates or the Trust is an “affiliate” of the Company.

2. None of Mr. Gates, Mrs. Gates or the Trust are “engaged” in the Rule 13e-3 transaction.

In addition, Mr. Gates, Mrs. Gates and the Trust are not, and have never been, “engaged” in the transaction within the meaning of Rule 13e-3. As noted in the Outline, whether a particular affiliate of an issuer is “engaged” in a “going private” transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. The fact pattern in this transaction presents a compelling case that none of them were “engaged” in the transaction and thus required to be filing persons on the Schedule 13E-3.

The Trust and Mrs. Gates. From the outset, the Trust publicly disclosed that it was not a party to the proposed acquisition of the Company and would not otherwise be participating in the acquisition (see Item 4 of the Cascade Schedule 13D). The Company’s shares held by the Trust will be sold for cash in connection with the transaction at the same price (US$82.00 per share) that will be paid to other unaffiliated shareholders.1 As a result, none of the Trust’s shares of the Company will be used as part of the financing of the acquisition of the Company by the purchasing group. To the extent Mrs. Gates may be deemed to beneficially own the shares of the Company owned by the Trust, she is likewise not a party or otherwise involved in the proposed transaction. Furthermore, neither the Trust nor Mrs. Gates satisfy other factors the Staff considers relevant for determinations of whether an individual is “engaged” in a transaction (see Section II.D.2 of the Outline). For instance, neither the Trust nor Mrs. Gates

1	In light of the Trust’s status as a charitable private foundation, the Trust entered into an agreement with the Issuer to facilitate the Trust’s sale of its shares on the same terms available to other unaffiliated shareholders.

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played any role in initiating, structuring or negotiating the terms of the proposed acquisition.

Mr. Gates. Mr. Gates also is not engaged in the transaction. Mr. Gates is the Chairman of Microsoft Corporation and a co-trustee of the Bill & Melinda Gates Foundation. Under Cascade’s operating agreement, Cascade’s decision to make investments is within the authority of its business manager (Michael Larson) and does not require Mr. Gates’ approval. Cascade’s investment activities are extensive and diverse. Cascade was not formed for the purpose of making the investment in the Company’s shares or the acquisition vehicle that will acquire the Company. Cascade’s interest in such acquisition vehicle currently constitutes, and after the closing of the proposed transaction involving the Company will constitute, only a small portion of the investments of Cascade.

Furthermore, Mr. Gates did not in fact have any meaningful role in initiating, structuring and negotiating the terms of the proposed acquisition. As disclosed in the section “SPECIAL FACTORS—Background to the Proposal” of the Company’s Management Information Circular dated March 5, 2007, Cascade, acting through its business manager, was solely and independently responsible for negotiations concerning the proposed acquisition. At no time was Mr. Gates involved in any discussions, negotiations, meetings or other activities relating to the proposed acquisition. In addition, the decision to engage in the transaction was made by Cascade’s business manager without any input or direction from Mr. Gates. Finally, Mr. Gates will not acquire or own any shares of the acquisition vehicle other than through Cascade.

Based on the facts and discussion presented above, the filing persons respectfully submit that Mr. Gates, Mrs. Gates and the Trust are not “affiliates” of the Company under Rule 13e-3(a)(1), are not “engaged” in the transaction and therefore should not be required to file a Schedule 13E-3 with the Commission pursuant to Rule 13e-3(d)(1).

Circular

Interests of Directors, Executive Officers and Others in the Arrangement, page 7

2.	Expand the disclosure here, or where appropriate, to quantify the interests in dollar terms to the extent practicable and not already done. For example, quantify the compensation to which Messrs. Henry and Turner are entitled. Further, quantify the amount to be received by the directors and officers in exchange for accelerated options. In this regard, we note the table on page 37.

In response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the

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Circular entitled “Summary Term Sheet – Interests of Directors, Executive Officers and Others in the Arrangement” is supplemented by disclosing that:

  “The amount of the payment to be made by Kingdom to the hotel advisory firm of which Messrs. Henry and Turner are principals is US$600,000.”
  “The aggregate amount to be received by directors and executive officers in respect of the Options the vesting of which has been accelerated, as set forth in the immediately preceding sentence, is approximately US$4,280,830 (with the exercise prices of the Options in Canadian dollars translated into U.S. dollars at the noon rate on February 13, 2007, as quoted by the Bank of Canada, of Cdn.$1.1686 equal US$1.00).”

Certain Canadian Federal Income Tax Considerations, page 11
Certain United States Federal Income Tax Considerations, page 11

3.	Clarify here and in the main body of the document that all of the material tax consequences are described and not just certain or certain material consequences as noted on page 65.

In response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the sections of the Circular entitled “Summary Term Sheet – Certain Canadian Federal Income Tax Considerations,” “Summary Term Sheet – Certain United States Federal Income Tax Considerations,” “Certain Tax Considerations For Shareholders – Certain Canadian Federal Income Tax Considerations” and “Certain Tax Considerations For Shareholders – Certain United States Federal Income Tax Considerations” is modified so that the word “certain” in the headings of such sections and within such sections is replaced with “material”.

Special Factors

– Background to the Proposal, page 13

4.	We note that FSHI contacted Goldman Sachs during March of 2006 and that Goldman Sachs prepared a confidential memorandum to be distributed to potential investors and made a presentation to the board in November 2006. While we note that the presentation materials are filed as an exhibit to the Schedule 13E-3, it is unclear why the circular does not describe the presentation and analyses of Goldman Sachs or otherwise provide the information required by Item 1015 of Regulation M-A. Please revise or advise. Further, what consideration was give to whether the confidential memorandum is an Item 1015 report?

We respectfully advise the Staff, on a supplemental basis, that the Goldman Sachs presentation in early-November 2006 was a contextual presentation made by the

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Company’s financial advisor to the Board of Directors of the Company at a stage in the transaction process when a proposal for the transaction first was received by the Board of Directors from its proponents. The information contained therein is not a valuation analysis of the Company or the proposed transaction. Rather, it provides some historical information regarding the Company and its publicly- traded shares, as well as certain projected information. The report also reviews certain prior transactions in the industry. Given the preliminary nature of this report, its presentation at a relatively early stage of the process and the fact that it was not prepared by the financial advisor to the Special Committee (i.e., the advisor that ultimately rendered a fairness opinion as to the consideration offered in the transaction), the Company and we believed and continue to believe that it is appropriate to file the report as an exhibit to the Schedule 13E-3 so that it is available for shareholders to review, but that it does not warrant the expanded disclosure called for by Item 1015 nor is such expanded disclosure required by such Item.

In addition, we respectfully advise the Staff, on a supplemental basis, that the Company and we do not believe that the confidential memorandum is an Item 1015 report. It was not a “report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.” Rather, it was a document containing information regarding the Company prepared for the benefit of, and to be shared with, a small number of persons who were considering participation in a potential transaction involving the Company. The memorandum did not speak to or relate to fairness of the consideration in the transaction or fairness of the transaction.

5.	Clarify when the investor noted in the fifth paragraph on page 14 determined not to participate in the transaction. For example, did the investor participate in any of the negotiations? What consideration was given to identifying the investor?

In response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special factors – Background to the Proposal” is supplemented by disclosing that the potential investor referred to in the fifth paragraph on page 14 advised senior management within the week following the May 11 meeting, that, as a result of a change in its investment parameters, it had concluded that it could not participate in a transaction through which FSHI would be taken private.

As described in the proposed modification, we advise the Staff on a supplemental basis that the potential investor made its determination very early in the process. Given the fact that the potential investor decided to not pursue or participate in a transaction to take FSHI private at such an early stage and without having engaged in negotiations, the Company does not believe that it is necessary or appropriate to disclose the identity of the potential investor.

Securities and Exchange Commission March 14, 2007 Page 9 Background to the Arrangement, page 16

6.	Expand to describe the factors raised by Marsico which it believed were relevant in valuing FSHI. Quantify to the extent practicable. Further, clarify whether Marsico provided its own valuation numbers to FSHI and, if so, disclose. In addition, what consideration was given to whether the letter and December 7, 2006 oral presentation of Marsico are Item 1015 reports that should be described in more detail? Finally, clarify what discussions or contact occurred between Marsico and representatives of FSHI following the oral presentation.

In response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special Factors – Background to the Arrangement” is supplemented by disclosing that:

“The key factors cited by Marsico were: that recent renovations at more than seven hotels/properties had temporarily disrupted FSHI's incentive fee income streams; that the revenue streams will be restored or enhanced due to property improvements; that Macau Four Seasons condominium sales should generate gains to FSHI of more than $30 million by 2008; that increased average daily room rate and higher occupancy projections should enable FSHI to experience significant margin improvement during the next two years, with the distinct possibility that margins may reach or surpass peak levels achieved in late-2000; that margin improvement would serve as a major catalyst for producing significant gains in FSHI's earnings; that the pipeline of future FSHI hotel projects is increasingly compelling and is superior to the rest of the industry; that the mix of the FSHI pipeline is changing and will positively impact FSHI's valuation; that more lucrative contracts will be coming from the Middle East where incentive fees are triple the rate for US incentive fees; that capitalization rates on FSHI-managed hotels and properties are among the lowest in the industry; that the potential for mixed-use development, condominium sales and residence clubs near FSHI hotels driven by changing demographics, global wealth creation and emergence of a middle class in many developing economies will continue to present FSHI with tremendous long-term opportunities; and that FSHI is in a unique position in having extraordinary pricing power.

Marsico did not provide any valuation information in its November 16, 2006 written submission. In the course of the December 7, 2006 teleconference, a representative of Marsico estimated the enterprise value of FSHI to be approximately $4.0 billion, based on a multiple of 30x peak EBITDA (as described in the Circular) of $134 million. Marsico's enterprise value of $4.0 billion results in an implicit fully-diluted value of approximately $93.00 per Limited Voting Share, assuming that (1) the

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estimated enterprise value did not include FSHI's cash on hand of $254 million in the third quarter of 2006, (2) a reduction in enterprise value based on an estimated payment to Mr. Sharp of $333 million under the Long-Term Incentive Plan (based on the implicit per share price in a $4.0 billion enterprise value) and (3) conversion of the convertible notes and options, resulting in a total number of shares outstanding of approximately 42,184,000. The Marsico representative further indicated that Marsico’s analysis did not include any additional funds related to the potential to optimize the capital structure of FSHI, the book value of certain advances or any upside that might be derived from FSHI's ownership in certain properties. Marsico indicated that its analysis was limited to publicly-available information and certain assumptions related to material business operations and that Marsico did not have the benefit of management forecasts.

Subsequent to the December 7, 2006 teleconference, there were no substantive communications between the Special Committee or its representatives and Marsico representatives.  In subsequent conversations, representatives of Marsico did advise management of the Company that Marsico believed that the discount rate used by Merrill Lynch was too high and, given Marsico's view of the long-term prospects of the Company, Marsico believed that the US$82.00 offer price per Limited Voting Share substantially undervalued the Company's longer-term stock price potential and, on behalf of its clients, it preferred to remain a passive shareholder of the Company and currently intended to vote the Limited Voting Shares in respect of which it had voting power against the Arrangement Resolution.”

In addition, we respectfully advise the Staff, on a supplemental basis, that the Special Committee does not believe the information provided by Marsico constitutes Item 1015 reports that should be described in more detail. The Special Committee did not retain Marsico to provide any expert financial advice with regard to the proposed transaction, the information submitted by Marsico was not requested by the Special Committee, Marsico's information was limited to publicly-available information, Marsico had no access to FSHI's management and the Special Committee has no independent knowledge as to the qualifications possessed by Marsico. The December 7, 2006 teleconference was held at Marsico's request and the Special Committee interacted with representatives of Marsico solely in the latter's capacity as a significant shareholder of the Company. Further, given the material interest that Marsico has in the proposed transaction, the Special Committee is concerned that it would be potentially misleading to the other non-affiliated shareholders to have the Marsico information presented as Item 1015 reports. The filing persons do not believe that Item 1015 should be used by significant shareholders as a platform for pressing their own views on a particular "going private" transaction.

Position of the Special Committee as to Fairness, page 21

7.	The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general instruction (2) to Item 1014 of Schedule 13E-3. While we recognize that not all of the factors may have been material to the fairness determination, we

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believe that at least certain minimal elements should be included in this discussion. If conclusions were reached that any of the factors were not material, please disclose the bases for such conclusions. See Question and Answer 20, Release 34-17719 (April 13, 1981). Further, to the extent, a filing person is relying on the analysis of another, including its financial advisor, it must adopt such analysis. For example, if the special committee is relying on the discounted cash flow analysis of Merrill Lynch to satisfy its requirement to consider going concern value, it must adopt the analysis of Merrill Lynch in this regard.

In response to the Staff’s comments, we would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special Factors – Position of the Special Committee as to Fairness” is supplemented by disclosing that:

“In the course of reaching its decision to recommend to the Board that it approve the Arrangement, the Special Committee did not consider the liquidation value of FSHI's assets because it considers FSHI to be a viable going concern business. Further, the Special Committee did not consider the net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of FSHI as a going concern but rather is indicative of historical costs. The net book value of FSHI is substantially below the US$82.00 offer price per Limited Voting Share.”

We also respectfully advise the Staff that the Circular addresses the following factors set forth in General Instruction (2) to Item 1014 as being considered by the Special Committee in determining fairness of the Arrangement:

  Current market prices: fourth bullet under each of “Summary Term Sheet – Position of the Special Committee as to Fairness” and “Special Factors – Position of the Special Committee as to Fairness.”
  Historical market prices: fourth bullet under each of “Summary Term Sheet – Position of the Special Committee as to Fairness” and “Special Factors – Position of the Special Committee as to Fairness.”
  Any report, opinion or appraisal described in Item 1015: second bullet under each of “Summary Term Sheet – Position of the Special Committee as to Fairness” and “Special Factors – Position of the Special Committee as to Fairness.”

Also in response to the Staff’s comments, we would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special Factors – Background to the Arrangement” is supplemented by disclosing that:

Securities and Exchange Commission March 14, 2007 Page 12

“The Special Committee has expressly adopted the analysis and the opinion of Merrill Lynch, among other factors considered, in reaching its determination.”

8.	Expand the sixth bullet to clarify how it supports the committee’s conclusion as to fairness.

In response to the Staff’s comment, we would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special Factors – Position of the Special Committee as to Fairness” is supplemented by disclosing that:

“The opinion confirmed for the Special Committee that the payment to be made to Mr. Sharp was legally due and owing to him pursuant the Long-Term Incentive Plan upon the consummation of the Arrangement. The Long-Term Incentive Plan was approved by the shareholders of FSHI on December 19, 1989 in connection with Mr. Sharp's surrendering certain options and the right to receive additional options as described under "Interests of Directors, Executive Officers and Others in the Arrangement – Long-Term Incentive Plan."

Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom …. page 23
Position of the Purchaser, Mr. Sharp, Triples, Kingdom …, page 25

9.	Clarify that Kingdom includes HRH Prince Alwaleed in this context. We note the definition of Kingdom on page 86.

In response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the sections of the Circular entitled “Special Factors – Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp” and “Special Factors – Position of the Purchaser, Mr. Sharp, Kingdom and Cascade Regarding Fairness of the Arrangement” is supplemented by clarifying that the definition of “Kingdom” means:

Kingdom Hotels International, a company existing under the laws of the Cayman Islands, either separately or together with its subsidiaries and HRH Prince Alwaleed, as the context may require. For purposes of the sections of the Circular entitled "Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and "Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement," except in the third bullet of such section where "Kingdom" refers only to "Kingdom Hotels International," references to Kingdom shall also be deemed to refer to HRH Prince Alwaleed.

Securities and Exchange Commission March 14, 2007 Page 13

Independent Valuation and Fairness Opinion, page 29

10.	While we note the inclusion of the full valuation as an appendix to the circular, it would appear that Item 1015 requires a quantified summary of the analyses and conclusions to be included in the circular to aid investors’ reading and understanding of the valuation. Please advise. Further, please disclose the projections provided to Merrill Lynch or, at a minimum, provide a specific cross reference to where they may be located.

We respectfully advise the Staff, on a supplemental basis, that FSHI submits that no quantified summary of the analyses and conclusions set forth in the Valuation and Fairness Opinion (the “Valuation Letter”) should be required within the body of the Circular because shareholders are able to read the Valuation Letter in its entirety as Appendix C to the Circular. We note that FSHI has elected to satisfy the disclosure requirements under the Ontario Securities Commission Rule 61- 501 — Insider Bids, Company Bids, Business Combinations and Related Party Transactions (“Rule 61-501”) and the Autorité des marchés financiers du Quebec Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions (“Regulation Q-27”), by attaching the complete text of the Valuation Letter to the Circular, which we are informed is customary practice in Canada for transactions subject to Rule 61-501 and Regulation Q-27. Accordingly, while Item 1015 of Regulation M-A generally requires a quantified summary, in this case the analyses are already available to investors in their entirety in the Appendix, and there would be no benefit to investors to adding a summary to the Circular of financial information available elsewhere in the same document. We further note that the existing mix of information in the Circular and the Appendix C about the Valuation Letter is already more complete than the information provided in most going-private transactions where summaries are required because the reports from financial advisors in most transactions are either (1) publicly filed but not attached to the document actually disseminated to shareholders (in the case of financial reports that are filed as exhibits to Schedule 13E-3 in going private transactions), or (2) not publicly available at all (in the case of all other non-going private transactions).

Further in response to the Staff’s comment, the filing persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Special Factors – Independent Valuation and Fairness Opinion – Scope of Review” is supplemented by disclosing that:

“Information regarding the projections relied upon by Merrill Lynch can be found in the Valuation and Fairness Opinion (the full text of which is attached as Appendix C to this Circular) under the caption, ‘FSHI Management Forecast.’”

* * * * * * * * * * * * * * * * * *

Securities and Exchange Commission March 14, 2007 Page 14

      On behalf of each of the filing persons, we acknowledge that:

  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * *

     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309, or Joshua R. Cammaker, also of this office, at (212) 403-1331.

Very truly yours,

/s/ David A. Katz

David A. Katz

Enclosure

cc:        Randolph Weisz, Four Seasons Hotels Inc.
            Jonathan Lampe, Goodmans LLP
            Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz
            Kevin Cramer, Osler, Hoskin & Harcourt LLP
            Christopher E. Austin, Cleary Gottlieb Steen & Hamilton LLP
            Bruce W. Gilchrist, Hogan & Hartson L.L.P.
Norman Steinberg, Ogilvy Renault